

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
William J. Gervais
Chief Executive Officer
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063

> **Re: Qualstar Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2012**
> **File No. 000-30083**

Dear Mr. Gervais:

We have reviewed the above filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1. Please revise to state that the proxy statement and form of proxy are "preliminary copies." Refer to Rule 14a-6(e)(1).

2. Please furnish the information required by Items 7 and 8 of Schedule 14A.

3. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- The statement that divesting Qualstar's tape business and distributing its cash "would, for all practical purposes, leave Qualstar without the financial or managerial resources need to grow and increase the value of its business for the benefit of all our shareholders."
- "…the stated intention of Bronson/BKF to distribute Qualstar's cash sounds to us more like campaign rhetoric than a realistic plan for Qualstar, because it ignores the fact that without cash it will not be possible to grow Qualstar's power supply business or enhance shareholder value."

Notice of Special Meeting, page 2

4. Please supplement the disclosure in the body of the proxy statement to include language similar to that found in Proposal 3 of the proxy card regarding shareholders' inability to use this card to cast a vote with respect to the proposal to elect BKF's nominees.

Reasons our Board of Directors…, page 3

5. We note the statements throughout your proxy statement that Mr. Bronson and BKF intend to distribute a majority of Qualstar's cash. Please provide support for this belief. We note that in the letter to Qualstar's board, dated February 15, 2012, BKF asked Qualstar's board of directors to consider distributing "excess cash from the sale of marketable securities" to shareholders, not *cash*. We note that in its Quarterly Report on Form 10-Q for the period ended March 31, 2012, Qualstar reported that it had $3.7 million of cash and cash equivalents and $7.9 million of short-term marketable securities. Please clarify whether your belief is that BKF believes that the board of directors should consider distributing your cash and cash equivalents in addition to cash from the sale of marketable securities. In addition, please disclose whether you believe that your available cash and cash equivalents are sufficient to fund expansion of your power supply business.

6. We note your disclosure that you believe that it would be a mistake to divest your tape library business and that your believe market demand will "continue for many years and may increase." Balance your discussion of your beliefs regarding the prospects of your tape library business with a brief discussion of that segments performance over the past several years, including a discussion of revenue and net income trends.

7. We note your disclosure that you believe that it would be a mistake to divest your tape library business and that your believe market demand will "continue for many years and may increase." Provide support for such statement. Please include in such response a brief discussion of the tape library segment's performance over the past several years, including a discussion of revenue and net income trends.

Questions and Answers, page 4

8. We note your statement if the first proposal is approved "Bronson and his other nominees will be elected regardless of how you vote…" We also note your statement on page 5 that "the five director nominees receiving the highest number of affirmative votes of the shares present or represented by proxy and entitled to vote will be elected as directors." According to Article III, Section 4, of Qualstar's bylaws "A vacancy in the board of directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting a which a quorum is present…" Please provide us with your analysis regarding the required approval for proposal 3 or revise as appropriate.

9. The first sentence of the last paragraph on page 5 also states that "[P]roposal 2 requires the affirmative vote of (1) the holders of a majority of the shares represented at the special meeting and entitled to vote and (2) shares constituting at least a majority of the required quorum." Please advise how the threshold in clause (2) above is substantively different than the threshold in clause (1) given that quorum is a prerequisite to conducting business at the special meeting. We also note that neither Article II, Section 8 (second paragraph) nor Article III, Section 2 (second sentence, and read in conjunction with Article VI, Section 1) of Qualstar's bylaws appears to refer to the language in clause (2) above.

How will abstentions and "broker non-votes" be treated? Page 6

10. Given our comment 8 above, and to the extent applicable, please revise the last sentence of this paragraph to disclose that abstentions and broker non-votes will, similar to proposals 1 and 2, have the effect of a vote against proposal 3.

Background on the Calling of the Special Meeting, page 7

11. Disclose whether Qualstar has had contact with BKF since BKF submitted its request for a special meeting.

Solicitation of Proxies, page 9

12. It appears that you intend to solicit proxies vial mail, advertisement, telephone, via the internet or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

13. Given that you may solicit proxies via the internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-3444 with any other questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions